GMO Trust

Item 77D

Effective August 15, 2002, a non-fundamental restriction was adopted for GMO Short-Term Income Fund and GMO Pelican Fund stating that it is contrary to the present policy of these funds to invest more than 25% of the value of their respective total assets in obligations issued by banks.

Effective August 19, 2002, under "Principal Investment Strategies" of the GMO International Small Companies Fund, the Manager has further defined "small companies" to include those companies in the MSCI database whose market capitalizations fall within the smallest 25% of total database capitalization within their country."

Effective October 1, 2002, the definition of "tied economically" under certain fund's "Principal investment strategies" was revised to mean: (i) it is an investment in an issuer that is organized under the laws of the U.S. or in an issuer that maintains its principal place of business in the U.S.; (ii) it is traded principally in the U.S.; or (iii) it is an investment in an issuer that derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the U.S., or has at least 50% of its assets in the U.S.

Effective June 30, 2002, GMO no longer reimburses any of GMO Emerging Country Debt Fund's expenses.